UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent Reports Q1 2015 Results

Strong growth in next-generation products

Adjusted operating income more than doubled year-over-year

Continued improvements in margin and free cash flow

•

Group revenues, excluding Managed Services and at constant perimeter, increased 12% year-on year, with strong growth coming from next-generation products, which are up 25%. At constant exchange rates, group revenues, excluding Managed Services and at constant perimeter, are down 2% while next-generation revenues are up 9%.

•	Gross margin expanded 230 bps year-over-year to 34.6%.

•	Adjusted operating income more than doubled to Euro 82 million, leading to operating margin of 2.5% in Q1 2015, an improvement of 140 bps compared to Q1 2014.

•	Free cash flow of Euro (332) million in Q1 2015, an improvement of Euro 66 million from Q1 2014.

Key numbers for the first quarter 2015

In Euro million (except for EPS)	First quarter 2015	First quarter 2014	Change y-o-y

Profit & Loss Statement
Revenues	3,235	2,963	9%/-4%*
Gross profit	1,119	956	163
in % of revenues	34.6%	32.3%	230 bps
Adjusted Operating income	82	33	49
in % of revenues	2.5%	1.1%	140 bps
Reported Net income (loss) (Group share)	(72)	(73)	1
Reported EPS diluted (in Euro)	(0.03)	(0.03)	Nm
Reported E/ADS diluted (in USD)	(0.03)	(0.04)	Nm

Cash Flow Statement
Segment Operating cash flow	(152)	(59)	(93)
Free cash flow	(332)	(398)	66
Free cash flow before restructuring cash outlays	(220)	(288)	68

The Shift Plan KPIs
Core Networking Revenues	1,450	1,352	7%/-3%*
Core Networking Adjusted Operating income	41	96	(55)
in % of revenues	2.8%	7.1%	-430 bps
Access operating cash flow	(58)	(61)	3
Cumulative Fixed Cost Savings	668

*	At constant rate

Paris, May 7, 2015 - Alcatel-Lucent’s (Euronext Paris and NYSE: ALU) results for Q1 2015 demonstrate strong growth in next-generation revenues and continued improvements in margins and free cash flow, despite a softer spending environment in North America.

Commenting on the results, Michel Combes, CEO of Alcatel-Lucent, said: “Our first quarter 2015 results reflect not only strong growth in our next-generation products, but also the diligent efforts we have made to turn Alcatel-Lucent around and build a more resilient organization. Evidence of our progress is shown through the continued improvement in margins and cash flow. Execution of the Shift Plan is and will continue to be our top priority, underlined by our commitment to reach our positive free cash flow target in 2015. These results help pave the way for successful execution of our goals as we prepare for our combination with Nokia.”

Highlights of Q1 2015

•

Group revenues, excluding Managed Services and at constant perimeter, increased 12% year-on year, with strong growth coming from next-generation products, which are up 25%. At constant exchange rates, group revenues, excluding Managed Services and at constant perimeter, are down 2% while next-generation revenues are up 9%.

•

Gross margin reached 34.6% of revenues in the quarter, expanding 230 bps year-on-year, driven notably by improved profitability across several business lines and a higher-than-usual proportion of software sales in the Access segment.

•

Fixed cost savings in the quarter have entirely been reinvested in new marketing and R&D initiatives to accelerate our diversification strategy, essentially in IP Routing and IP Transport. The overall Shift Plan objective of Euro 950 million of fixed cost savings for 2015 is reaffirmed.

•	Operating expenses increased 12% year-over-year at actual rates, and were essentially flat at constant rates, as savings were entirely reinvested in marketing and R&D initiatives.

•

Adjusted operating income totaled Euro 82 million in the quarter, or 2.5% of revenues, compared to Euro 33 million in Q1 2014, or 1.1% of revenues. Core Networking operating income was Euro 41 million or 2.8% of revenues, compared to Euro 96 million or 7.1% in the year-ago quarter, primarily reflecting reinvestments to promote future growth, a temporary softer spending environment in North America and Japan, and variations in product mix. Access operating income was Euro 67 million or 3.8% of revenues, compared to an operating loss of Euro (37) million of -2.4% of revenues in the year-ago quarter, reflecting continuing strong contribution from Fixed Access and progress in Wireless and Managed Services.

•

As reported, the Group showed a net loss (Group share) of Euro (72) million in Q1 2015, or Euro (0.03) per share, compared to Euro (73) million in the year-ago period. The improvement in operating income as well as the lower financial expense reflecting the impact of certain capital gains were offset by a higher income tax expense, given the activation of deferred tax assets in the US in the year-ago quarter.

•

Free cash flow was Euro (332) million in the quarter, an improvement of Euro 66 million year-over-year, driven primarily by higher operating cash flow as variations in non-operational cash flow items offset each other.

•	At March 31, 2015, the Group had net cash position of Euro 262 million, versus a net cash position of Euro 326 million at December 31, 2014.

•

At March 31, 2015, the Group’s overall Pensions and OPEB exposure indicated a deficit of Euro (1,645) million compared to a deficit of Euro (1,350) million at December 31, 2014. This change primarily reflects the decrease in discount rates used for pensions and other post-retirement benefit plans. From an ERISA standpoint, which determines funding requirements in the US, the US pension funds remain in a surplus and we do not expect to make any additional contributions to these plan assets for the foreseeable future.

Subsequent Events

•

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share.

•

Each company’s Board of Directors approved the terms of the proposed transaction, which is expected to close in the first half of 2016. The proposed transaction is subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

•	Further information on the transaction can be found at: www.newconnectivity.com

CORE NETWORKING

Core Networking segment revenues were Euro 1,450 million in Q1 2015, up 7% year-over-year at actual rates and down 3% at constant rates. Adjusted operating income totalled Euro 41 million, or 2.8% of segment revenues in Q1 2015, compared to Euro 96 million or 7.1% of revenues in Q1 2014. This decline was mainly attributable to reinvestments made to promote future growth as well as lower contribution from IP Routing, which was impacted by a temporary softer spending environment in North America and Japan, and variations in product mix. Core Networking segment operating cash flow was Euro (42) million in the quarter, a decrease of Euro (90) million compared to Q1 2014, reflecting the impact of inventory build ups notably due to the growth acceleration in terrestrial optics and submarine, in addition to a reduced adjusted operating income.

Breakdown of segment (In Euro million)	First quarter 2015	First quarter 2014	Change y-o-y (actual)		Change y-o-y (constant)	Fourth quarter 2014	Change q-o-q (actual)	Change q-o-q (constant)
Core Networking
Revenues	1,450	1,352	7%		-3%	1,802	-20%	-24%
IP Routing	583	549	6%		-6%	664	-12%	-18%
IP Transport	492	454	8%		2%	649	-24%	-27%
IP Platforms	375	349	7%		-6%	489	-23%	-29%
Adjusted Operating income	41	96	(55)			288	(247)
in % of revenues	2.8%	7.1%	-430	bps		16.0%	Nm
Segment Operating Cash-Flow	(42)	48	(90)			415	(457)
in % of revenues	-2.9%	3.6%	-650	bps		23.0%	Nm

IP Routing revenues were Euro 583 million in Q1 2015, an increase of 6% at actual rates and a decrease of 6% at constant rates when compared to Q1 2014, which was a very strong seasonally-adjusted Q1 compared to the previous Q4 2013. Strong momentum in EMEA and CALA was offset by a softer spending environment in North America and a temporary spending pause in Japan. Market diversification traction continued, with non-telco revenues growing at a double digit pace compared to Q1 2014.

•	According to Dell’Oro, Alcatel-Lucent was the #2 vendor in total Global IP Routing in 2014, with 21% share.

•

Our 7950 XRS IP Core router saw strong year-over-year revenue growth and registered 3 new wins in Q1, including a US cable company, for a total of 39 wins to date. Revenues from our Core router product line nearly tripled, albeit from a small base.

•	Significant interest and activity in routing virtualization continued with 8 Virtualized Service Router (VSR) wins to date, including 3 new wins in the quarter, and 55 trials underway.

•

Alcatel-Lucent announced the industry-first 400G IP router interface that quadruples speed and delivers four times greater capacity for data center interconnection, video distribution and Internet backbones.

•

Nuage Networks continued to win new SDN deals with cloud providers, hyper-scale enterprises and service providers, adding 4 new customers in the quarter, bringing the total to 20 customers. Recent wins include CTCC, the Cloud Computing Branch of China Telecom, which selected Nuage’s SDN technology to help deliver secure, scalable, and self-serve public cloud services in China’s fast-growing cloud computing market.

IP Transport revenues were Euro 492 million in Q1 2015, up 8% at actual rates and 2% at constant rates, compared to the year-ago quarter. Terrestrial optics revenues grew at a mid-single-digit pace year-over-year at constant rates, driven by WDM and with particular strength in the EMEA and CALA regions. Our submarine business registered a double-digit year-over-year revenue increase, resuming revenue growth as the pipeline continues to build up.

•

Within WDM, our 1830 Photonic Service Switch (PSS) platform represented 60% of terrestrial optical product revenues in the quarter, up 16 percentage points year-on-year, and was selected by Chuan Wei for Cambodia’s first ultra-broadband 100G fiber-optic data network.

•	In Q1 2015, our 100G shipments represented 47% of total WDM line cards shipments compared to 31% in Q1 2014, also up 16 percentage points year-on-year.

•

Alcatel-Lucent expanded its optical networking portfolio with the introduction of 1) high-capacity metro optical networking platforms to deliver access aggregation, content delivery, cloud and data center interconnectivity and other services and 2) a scalable wavelength routing technology which allows service providers to quickly adjust wavelength connections, automate tasks on a wide scale, and identify and route around faults in fiber infrastructure. The wavelength routing technology will be deployed as part of Verizon’s ultra-longhaul, core optical network.

•

Alcatel-Lucent Submarine Networks’ pipeline continues to build, with the announcement of a new win with Orval, in addition to a win with an Oil & Gas customer for platform connectivity. During the quarter, ASN also completed the previously-announced transaction with Louis Dreyfus Armateurs (LDA), pursuant to which the ownership of ASN’s marine operations assets has been streamlined and the ship management contracts with LDA revised.

IP Platforms revenues were Euro 375 million in Q1 2015, a year-on-year growth of 7% at actual rates and a decrease of 6% at constant rates. Strength in key growth platforms such as IMS for VoLTE, Motive Network Analytics and the Motive Customer Experience Management software, which all showed notable momentum in North America, were not enough to offset the impact of lower SDM revenues compared to the year-ago quarter in addition to the tail-end of legacy decline impact.

•

Accenture and Alcatel-Lucent announced a four-year agreement with Telefónica to deploy Alcatel-Lucent’s Motive Customer Experience Management software for their residential customers in European and Latin American countries.

•	Etisalat selected Alcatel-Lucent’s Motive Customer Experience Management portfolio to be used in its mobile and fixed-line networks in the United Arab Emirates.

•	Cloudband, our NFV platform, continued to gain momentum, adding one new customer in the quarter, now totaling 26 customer projects.

ACCESS

Access segment revenues were Euro 1,782 million in Q1 2015, an increase of 13% year-over-year at actual rates and a decrease of 2% at constant rates. Excluding Managed Services, Access segment revenues increased 16% year-over-year at actual rates and were flat at constant rates. In Q1 2015, segment operating income was Euro 67 million, compared to a segment operating loss of Euro (37) million in Q1 2014, reflecting continued strong contribution from Fixed Access, in addition to improvements in Wireless, benefitting notably from a higher-than-usual proportion of software sales, and in Managed Services. Segment operating cash flow was Euro (58) million in the quarter, Euro 3 million better than Q1 2014, as the improvement in adjusted operating income was offset notably by inventory build-ups for LTE rollouts in China and an increase in DSOs from certain sizeable customers.

Breakdown of segment (In Euro million)	First quarter 2015	First quarter 2014	Change y-o-y (actual)		Change y-o-y (constant)	Fourth quarter 2014	Change q-o-q (actual)		Change q-o-q (constant)
Access
Revenues	1,782	1,572	13%		-2%	1,871	-5%		-12%
Wireless Access	1,184	999	19%		0%	1,211	-2%		-11%
Fixed Access	506	460	10%		-1%	549	-8%		-13%
Managed services	78	99	-21%		-29%	96	-19%		-24%
Licensing	14	14	0%		-7%	15	-7%		-7%
Adjusted Operating income	67	(37)	104			6	61
in % of revenues	3.8%	-2.4%	620	bps		0.3%	350	bps
Segment Operating Cash-Flow	(58)	(61)	3			154	(212)
in % of revenues	-3.3%	-3.9%	60	bps		8.2%	Nm

Wireless Access revenues were Euro 1,184 million, a year-on-year increase of 19% at actual rates and flat at constant rates, as growth from LTE rollouts in China was offset by lower spending in other regions, particularly North America.

•	China Telecom selected Alcatel-Lucent as one of its top three suppliers for the roll out of LTE in 40 cities across 12 provinces in China.

•

Alcatel-Lucent launched the 9926 eNodeB, a new digital baseband unit and radio frequency platform, designed to boost capacity and network performance while providing a path to NFV and 5G as well as easier adaptation to changing market needs.

•

Qualcomm Technologies, Inc., T-Mobile US, Inc. and Alcatel-Lucent announced that they are enabling the extension of LTE to unlicensed spectrum with upcoming Licensed Assisted Access (LAA) deployment plans.

Fixed Access revenues were Euro 506 million in Q1 2015, an increase of 10% compared to the year-ago quarter at actual rates and a decrease of 1% at constant rates. Competition for broadband access drove good performance in EMEA, APAC outside China and CALA, compensating for the impact of spending pause in North America.

•	Investments in innovation are paying off as next-generation technologies are seeing strong momentum, evidenced by activities with customers including 35 G.fast trials and 15 NGPON2 trials.

•

Alcatel-Lucent announced a new network hub for fiber-to-the-home (FTTH) services which will enable faster and more reliable Wi-Fi connectivity to every device while our ‘ONT Easy Start’ will allow operators to connect people more quickly and economically.

GEOGRAPHICAL INFORMATION

North America revenues (excluding LGS) increased by 11% at actual rates year-over-year and declined by 9% at constant rates, reflecting a softer spending environment in the region compared to the year-ago quarter. Europe continues to show signs of revival, with revenues increasing 7% year-over-year (5% at constant rates), driven by strength in IP Routing, IP Transport and Fixed Access. Asia Pacific posted a 20% year-over-year increase in revenues (7% at constant rates), reflecting strength in China, led by LTE deployments, in addition to other geographies such as Australia and India, offsetting weakness in Japan. In Rest of World, growth in CALA was offset by revenue declines in MEA.

Geographic breakdown of revenues (In Euro million)	First quarter 2015	First quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Fourth quarter 2014	Change q-o-q (actual)	Change q-o-q (constant)
North America*	1,560	1,450	11%	-9%	1,489	5%	-6%
Europe	704	657	7%	5%	890	-21%	-21%
Asia Pacific	586	489	20%	7%	754	-22%	-27%
RoW	385	367	5%	-3%	549	-30%	-33%
Total group revenues	3,235	2,963	9%	-4%	3,682	-12%	-18%

*	excluding LGS

P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	First quarter 2015	First quarter 2014	Change y-o-y		Fourth quarter 2014	Change q-o-q
Revenues	3,235	2,963	9%/-4	%*	3,682	-12%/-18	%*
Cost of sales	(2,116)	(2,007)	(109)		(2,403)	287
Gross profit	1,119	956	163		1,279	(160)
in % of revenues	34.6%	32.3%	230	bps	34.7%	-10	bps
SG&A expenses	(428)	(381)	12%		(417)	3%
R&D costs	(609)	(542)	12%		(578)	5%
Adjusted Operating income	82	33	49		284	(202)
in % of revenues	2.5%	1.1%	140	bps	7.7%	-520	bps
Restructuring costs	(69)	(67)	(2)		(157)	88
Litigations	(19)	4	(23)		2	(21)
Gain/(loss) on disposal of consolidated entities	(4)	(16)	12		40	(44)
Post-retirement benefit plan amendment	—	—	—		9	(9)
Financial expense	(28)	(82)	54		(102)	74
Share in net income of equity affiliates	1	2	(1)		7	(6)
Income/(loss) tax benefit	(23)	50	(73)		216	(239)
Income/(loss) from discontinued activities	(14)	16	(30)		(2)	(12)
Adjusted Net income (loss) (Group share)	(68)	(65)	(3)		278	(346)
Non-controlling interests	(6)	5	(11)		19	(25)
Adjusted EPS diluted (in Euro)	(0.02)	(0.02)	Nm		0.09	Nm
Adjusted E/ADS* diluted (in USD)	(0.03)	(0.03)	Nm		0.10	Nm
Number of diluted shares (million)	2,782.8	2,758.7	Nm		3,473.4	Nm

*	At constant rate

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights (In Euro million )	First quarter 2015	First quarter 2014
Adjusted operating income	82	33
Change in operating WCR, D&A and other adj.	(36)	(50)
Operating Cash Flow	46	(17)
Interest	(103)	(89)
Income tax (expense)	(16)	(34)
Pension funding & retiree benefit cash outlays	(20)	(42)
Restructuring cash outlays	(112)	(110)
Capital expenditures (incl. R&D cap.)	(127)	(106)
Disposal of Intellectual Property	—	—
Free Cash Flow	(332)	(398)
Free Cash Flow excluding restructuring cash outlays	(220)	(288)

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets	Mar 31,	Dec 31,
(In Euro million)	2015	2014
Total non-current assets	11,613	10,362
Goodwill & intangible assets, net	4,578	4,192
Prepaid pension costs	2,977	2,636
Other non-current assets	4,058	3,534
Total current assets	12,300	11,098
OWC assets	4,998	4,542
Other current assets	1,369	1,006
Marketable securities, cash & cash equivalents	5,933	5,550
Total assets	23,913	21,460

Statement of position - Liabilities and equity	Mar 31,	Dec 31,
(In Euro million)	2015	2014
Total equity	2,995	2,694
Attributable to the equity owners of the parent	2,063	1,861
Non controlling interests	932	833
Total non-current liabilities	12,251	11,085
Pensions and other post-retirement benefits	5,914	5,163
Long term debt	5,184	4,875
Other non-current liabilities	1,153	1,047
Total current liabilities	8,667	7,681
Provisions	1,338	1,364
Short term debt	652	402
OWC liabilities	4,630	4,381
Other current liabilities	2,047	1,534
Total liabilities and shareholder’s equity	23,913	21,460

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/Q1-2015

Notes

The Board of Directors of Alcatel-Lucent met on May 5, 2015, examined the Group’s unaudited interim condensed consolidated financial statements at March 31, 2015, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q1-2015

Operating income is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

Upcoming events

May 26: AGM

July 30: Second-quarter results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: + 33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: + 33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: + 33 (0)1 55 14 11 20
FLORENT DEFRETIN	florent.defretin@alcatel-lucent.com	T: + 33 (0)1 55 14 14 27
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: + 1 908-582-7998

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example the stated goal to “reach our positive free cash flow target in 2015”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad worldwide trends not within our control, locally specific events that may have an impact on our overall activities, as well as the timing of closing and expected benefits from the contemplated combination with Nokia and the impact of each of such operation on sales and income. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand and market trends being as expected (in particular for those where we have decided to focus our resources), our ability to diversify our customer base, reach the targeted levels of cash flow generation, achieve the planned fixed cost savings, as well as close on certain operations, among which the announced combination with Nokia. Actual outcomes may also differ materially with regard to our projected combination with Nokia and achieving our Shift Plan goals such as headcount reduction and streamlining the organization, product mix and site rationalization, exit of unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2014, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).

ADJUSTED PROFORMA RESULTS

In the first quarter, the reported net loss (group share) was Euro (72) million or Euro (0.03) per diluted share (USD (0.03) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 4 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which excludes the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2015 adjusted net loss (group share) was Euro (68) million or Euro (0.02) per diluted share (USD (0.03) per ADS).

	Q1 2015
(In Euro million except for EPS)	As reported	PPA	Adjusted
Revenues	3,235		3,235
Cost of sales	(2,116)		(2,116)
Gross Profit	1,119		1,119
SG&A expenses	(428)		(428)
R&D costs	(615)	6	(609)
Operating income	76	6	82
Restructuring costs	(69)		(69)
Litigations	(19)		(19)
Gain/(loss) on disposal of consolidated entities	(4)		(4)
Income from operating activities	(16)	6	(10)

Financial expense	(28)		(28)
Share in net income of equity affiliates	1	1
Income/(loss) tax benefit	(21)	(2)	(23)
Income (loss) from continuing operations	(64)	4	(60)
Income (loss) from discontinued activities	(14)		(14)
Net Income (loss)	(78)	4	(74)

of which : Equity owners of the parent	(72)	4	(68)
Non-controlling interests	(6)		(6)
Earnings per share : basic	(0.03)	0.00	(0.02)
Earnings per share : diluted	(0.03)	0.00	(0.02)

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.0741 USD as of March 31, 2015.

RESTATEMENT OF 2015 - 2014 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q1’15	2014	Q4’14	Q3’14	Q2’14	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Core Networking	1,450	5,966	1,802	1,443	1,369	1,352	6,151	1,726	1,516	1,583	1,326
IP Routing	583	2,368	664	594	561	549	2,253	555	580	624	494
IP Transport	492	2,114	649	527	484	454	2,120	618	544	530	428
IP Platforms	375	1,484	489	322	324	349	1,778	553	392	429	404
Access	1,782	7,157	1,871	1,807	1,907	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	1,184	4,685	1,211	1,176	1,299	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	506	2,048	549	518	521	460	2,069	542	541	523	463
Managed services	78	369	96	97	77	99	791	186	186	215	204
Licensing	14	55	15	16	10	14	77	15	28	16	18
Other	6	46	1	—	—	45	210	54	51	53	52
Eliminations & Unallocated	(3)	9	8	4	3	(6)	5	—	2	—	3
Total group revenues	3,235	13,178	3,682	3,254	3,279	2,963	13,813	3,763	3,520	3,452	3,078
Adj. operating income (loss)
Core Networking	41	630	288	123	123	96	479	258	93	139	(11)
in % of revenues	2.8%	10.6%	16.0%	8.5%	9.0%	7.1%	7.8%	14.9%	6.1%	8.8%	-0.8%
Access	67	42	6	62	11	(37)	(85)	76	46	(75)	(132)
in % of revenues	3.8%	0.6%	0.3%	3.4%	0.6%	-2.4%	-1.1%	3.8%	2.4%	-4.1%	-7.8%
Other	—	—	1	—	—	(1)	5	(1)	3	1	2
in % of revenues	—	—	—	—	—	-2.2%	2.4%	-1.9%	5.9%	1.9%	3.8%
Unallocated	(26)	(49)	(11)	(15)	2	(25)	(121)	(40)	(28)	(19)	(34)
Total	82	623	284	170	136	33	278	293	114	46	(175)
in % of revenues	2.5%	4.7%	7.7%	5.2%	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.7%
Segment Operating Cash Flow
Core Networking	(42)	528	415	(38)	103	48	482	317	62	110	(7)
in % of revenues	-2.9%	8.9%	23.0%	-2.6%	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.5%
Access	(58)	48	154	(36)	(9)	(61)	(137)	223	26	(114)	(272)
in % of revenues	-3.3%	0.7%	8.2%	-2.0%	-0.5%	-3.9%	-1.8%	11.2%	1.3%	-6.3%	-16.0%
Other	—	(12)	—	—	—	(12)	(5)	5	(4)	(4)	(2)
in % of revenues	—	-26.1%	—	—	—	-26.7%	-2.4%	9.3%	-7.8%	-7.5%	-3.8%
Unallocated	(52)	(70)	(51)	13	2	(34)	(129)	(58)	(45)	(32)	6
Total	(152)	494	518	(61)	96	(59)	211	487	39	(40)	(275)
in % of revenues	-4.7%	3.7%	14.1%	-1.9%	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-8.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2015	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer